August 26, 2008

Correspondence

Mr. Dana Brown
Securities and Exchange Commission
Washington, D.C.  20549-3561

Re:  Javo Beverage Company, Inc. – SEC Comment Letter Response

Dear Mr. Brown:

In order to completely and accurately respond to the SEC comment letter we received dated August 14, 2008 we request an extension until September 24, 2008 to file our response.

The extension is necessary to allow time to work further with my advisors, auditor and securities attorney to generate the appropriate response to comments in the letter.

Please do not hesitate to give me a call.

Sincerely,

/s/ Richard A. Gartrell
Richard A. Gartrell
CFO
949-233-6868
760-560-5286 x 110